Exhibit 99.1

CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Azorim, P.O. Box 3143, Petach Tikva 4970602, Israel

May 4, 2015

________________________________

NOTICE OF 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 10, 2015

________________________

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2015 Annual General Meeting of Shareholders, or the Meeting, of CyberArk Software Ltd., or the Company, to be held at 4:30 p.m. (Israel time) on June 10, 2015, at our offices at 94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel.

The Meeting is being called for the following purposes:

(1)
To re-elect each of (a) Ehud (Udi) Mokady and (b) David Schaeffer for a three-year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2018 and until their respective successors are duly elected and qualified.

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law: (i) an increase in the annual base salary of the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady, and (ii) a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to Mr. Mokady.

(3)
To approve an amendment to our 2014 Share Incentive Plan to increase the percentage of our outstanding share capital (from 2% to 4%) and the absolute number of ordinary shares (from  two million to four million) by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision of that plan.

(4)
To approve a one-time increase in the number of ordinary shares available for issuance under our 2014 Share Incentive Plan by 2% of our total number of outstanding ordinary shares as of December 31, 2014.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our 2016 annual general meeting of shareholders, and to authorize our Board of Directors to fix such accounting firm’s annual compensation.

Members of our management will be available at the Meeting to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2014.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the accompanying Proxy Statement.

Shareholders of record at the close of business on May 8, 2015 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of 2015 Annual General Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible in the enclosed stamped envelope. If voting by mail, the proxy must be received by our transfer agent or at our registered office not later than 11:59 p.m. (EST) on June 9, 2015 to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. In the alternative, shareholders who hold their shares in “street name” (i.e., through a bank, broker, or other nominee) may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the Internet (at www.proxyvote.com), if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the day on which the Proxy Statement will first be mailed to our shareholders, at the registered office of the Company, 94 Em-Ha’moshavot Road, Park Ofer, Petach Tikva, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-918-0000.

Sincerely, Gadi Tirosh Chairman of the Board of Directors

CYBERARK SOFTWARE LTD.

94 Em-Ha’moshavot Road, Park Ofer, P.O. Box 3143, Petach Tikva 4970602, Israel

+972-3-918-0000

__________________________

PROXY STATEMENT

__________________________

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of CyberArk Software Ltd., to which we refer as CyberArk or the Company, to be voted at the 2015 Annual General Meeting of Shareholders, or the Meeting, and at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2015 Annual General Meeting of Shareholders. The Meeting will be held at 4:30 p.m. (Israel time) on June 10, 2015, at our offices at 94 Em-Ha’moshavot Road, Petach Tikva 4970602, Israel.

This Proxy Statement, the attached Notice of 2015 Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available on or about May 13, 2015 to holders of the Company’s ordinary shares, par value NIS 0.01 per share, or ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on May 8, 2015, the record date for the Meeting, or the Record Date. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To re-elect each of (a) Ehud (Udi) Mokady and (b) David Schaeffer for a three year term as a Class I director of the Company, until the Company’s annual general meeting of shareholders in 2018 and until their respective successors are duly elected and qualified.

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law: (i) an increase in the annual base salary of the Company’s President, Chief Executive Officer and director, Ehud (Udi) Mokady, and (ii) a one-time grant of options to purchase ordinary shares of the Company, par value NIS 0.01 per share, or ordinary shares, and restricted share units, to Mr. Mokady.

(3)
To approve an amendment to our 2014 Share Incentive Plan to increase the percentage of our outstanding share capital (from 2% to 4%) and the absolute number of ordinary shares (from two million to four million) by which the pool of ordinary shares may increase on an annual basis under the “evergreen” provision of that plan.

(4)
To approve a one-time increase in the number of ordinary shares available for issuance under our share incentive and stock option plans, by 2% of our total number of outstanding ordinary shares as of December 31, 2014.

(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2015 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On May 1, 2015, we had 30,819,920 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as vote “FOR” or a vote “AGAINST” a proposal.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from http://investors.cyberark.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Corporate Secretary, Donna Rahav, via e-mail to proxies@cyberark.com or via fax to her attention at +972-3-924 0111. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 94 Em-Ha’moshavot Road, Petach Tikva 4970602, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. (EST) on June 9, 2015.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet (at www.proxyvote.com), if so indicated on their voting instruction form. All votes should be submitted not later than 11:59 p.m. (EST) on June 9, 2015 (or such earlier deadline as may be indicated on the voting instruction form) in order to be counted towards the tally of ordinary shares voted at the Meeting. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted in favor of the proposal, in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will not be permitted to instruct the depositary to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on the Record Date. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appear in the participant listing of a securities depository on that date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of Brooklyn, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company (as described under “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not later than 11:59 p.m. (EST) on June 9, 2015, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 13, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Corporate Secretary based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” section of our Company’s website, www.investors.cyberark.com. The contents of that website are not a part of this Proxy Statement.

PROPOSAL 1

RE-ELECTION OF OUR CLASS I DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board.  The Board may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than four and no more than 11 directors (including at least two external directors required to be appointed under the Companies Law), as may be fixed from time to time by the Board.  Our Board currently consists of eight directors, including our two external directors whose current three-year term will expire in July 2017.  Our directors, other than the external directors, are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires as of the date of the third annual general meeting following such election or re-election.  Therefore, beginning with the Meeting, at each annual general meeting, the term of office of only one class of directors will expire. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

Our directors are divided among the three classes as follows:

(i) our Class I directors are Ehud (Udi) Mokady and David Schaeffer, whose current terms expire at the Meeting;

(ii) our Class II directors, are Raphael (Raffi) Kesten and Amnon Shoshani, whose current terms expire at our 2016 annual general meeting of shareholders and upon the election and qualification of their successors; and

(iii) our Class III directors are Gadi Tirosh and David Campbell, whose current terms expire at our 2017 annual general meeting of shareholders and upon the election and qualification of their successors.

Each of our current Class I directors— Messrs. Mokady and Schaeffer— has been nominated for re-election as a Class I director at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares present or represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect, as a Class I director, each of the nominees listed above.

Each of the nominees, whose professional background is provided below, has advised the Company that he is willing, able and ready to serve as a Class I director if re-elected. We do not have any understanding or agreement with respect to the future election of either of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for one of them) will be voted for the election of each of the two (2) nominees listed below as a Class I director.

Under the Nasdaq Listing Rules, a majority of our directors must meet the independence requirements specified in those rules. Each of the current non-employee directors is independent under those rules.

Set forth below is certain biographical information regarding the background and experience for Mr. Ehud (Udi) Mokady and Mr. David Schaeffer:

Ehud (Udi) Mokady is one of our founders, has served as our President and Chief Executive Officer since 2005 and as a member of our Board since November 2004. He previously served as our Chief Operating Officer from 1999 to 2005. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur Of The Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

David Schaeffer has served as a member of our Board since May 2014. Mr. Schaeffer has served as the Chairman, Chief Executive Officer and President of Cogent Communications, Inc. (NASDAQ: CCOI), an internet service provider based in the United States that is listed on NASDAQ, since he founded the company in August 1999. Mr. Schaeffer was the founder of Pathnet, Inc., a broadband telecommunications provider, where he served as Chief Executive Officer from 1995 until 1997 and as Chairman from 1997 until 1999. Mr. Schaeffer holds a Bachelor of Science in Physics from the University of Maryland.

Compensation of Directors and Executive Officers

For information concerning the compensation paid to our five most highly compensated senior office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2014, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, including base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation, please see “Item 6.B. Compensation— Compensation of Directors and Executive Officers” in our annual report on Form 20-F for the year ended December 31, 2014, which we filed with the U.S. Securities and Exchange Commission on February 27, 2015. That information is incorporated by reference in this Proxy Statement.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Mr. Ehud (Udi) Mokady as a Class I director of CyberArk Software Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”; and

(b)
“FURTHER RESOLVED, that the re-election of Mr. David Schaeffer as a Class I director of CyberArk Software Ltd., for a term of three years that expires at the third annual general meeting of shareholders following such re-election, and until the due election and qualification of his successor; be, and hereby is, approved in all respects”.

Required Vote

The vote required for the re-election of each of Mr. Ehud (Udi) Mokady and Mr. David Schaeffer as a Class I director is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on paragraph (a) or paragraph (b), as applicable, of this proposal (excluding abstentions). Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions are not treated as vote “FOR” or a vote “AGAINST” this proposal.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of the two Class I directors.

PROPOSAL 2

APPROVAL OF INCREASED BASE SALARY AND OPTION/RSU GRANT FOR OUR CHIEF EXECUTIVE
OFFICER

Background

Under the Companies Law, any public Israeli company that seeks to approve terms of compensation of its chief executive officer is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

Mr. Ehud (Udi) Mokady has served in his capacity as our President and Chief Executive Officer since 2005. During such time, Mr. Mokady has been instrumental to our Company’s operational successes. During 2014 in particular, Mr. Mokady was at the forefront of the successful consummation of our initial public offering in the United States, or IPO, and the listing of our ordinary shares on the NASDAQ Global Select Market, which were completed in September 2014, and from which we raised approximately $88.4 million of net proceeds. Mr. Mokady played an essential role in our other operational successes in 2014, including in driving our financial performance.

In February 2015, our compensation committee, followed by our Board, met and approved a proposed increase in Mr. Mokady’s base salary as of January 1, 2015, as described below and to which we refer to as the 2015 Compensation Package.  In April 2015, each of the compensation committee and Board also approved a one-time grant of (i) options to purchase ordinary shares and (ii) restricted share units, or RSUs, to Mr. Mokady (the terms of which are also described below) under our 2014 Share Incentive Plan and in accordance with the terms of Mr. Mokady’s employment agreement, which we refer to collectively as the Equity Grant.

In approving each of the 2015 Compensation Package and the Equity Grant, our compensation committee and Board considered the factors enumerated in the Compensation Policy. In considering the proposed increase in  Mr. Mokady’s base salary and the proposed Equity Grant, our compensation committee and Board obtained the advice of an outside, independent compensation consultant.  Our compensation committee and Board each expressed the view that the terms and conditions of the 2015 Compensation Package and the one-time Equity Grant: (i) are appropriate, given the background and experience of Mr. Mokady, (ii) are aligned with market terms for companies of similar position and size, and for executives of similar experience level and quality (based on a comparative analysis provided to the compensation committee by the outside consultant), and (iii) are consistent with the Compensation Policy. Our compensation committee and Board view the 2015 Compensation Package and the Equity Grant as means to incentivize further success on the part of Mr. Mokady and our Company as a whole.

Pursuant to a January 2014 resolution of the Company’s shareholders, the Board may, at its sole discretion, increase Mr. Mokady’s base salary by up to 10% per year. Under the 2015 Compensation Package, Mr. Mokady’s annual base salary would be increased from $300,000 to $350,000 effective as of the start of 2015. As the proposed 2015 Compensation Package would increase Mr. Mokady’s base salary by more than 10%, the Company is hereby seeking the approval of its shareholders for the increase.  Payment of an annual cash bonus to Mr. Mokady of up to 200% of his base salary (subject to his achievement of certain performance goals set for him by the Board, and to the Board’s discretion) is already provided for under Mr. Mokady’s employment agreement with our Company, which was previously approved by our shareholders, and does not, therefore, require the approval of our shareholders once again at the Meeting under the Companies Law. Other than the changes described in this proxy statement, all other terms of Mr. Mokady’s compensation will remain unchanged.

Pursuant to the Equity Grant, Mr. Mokady would be granted equity compensation on a one-time basis in the form of (i) options to purchase 125,270 of our ordinary shares, at an exercise price equal to the fair market value of our ordinary shares on the NASDAQ Global Select Market (as determined under the Company’s 2014 Share Incentive Plan and its equity grant policy), and (ii) 50,108 RSUs. The vesting of the options would occur on a quarterly basis over a four year period (in accordance with the terms of Mr. Mokady’s employment agreement), commencing on February 17, 2015 and would be subject to Mr. Mokady’s continued service to our Company throughout the vesting period.  The Equity Grant would be subject to the further terms and conditions of our 2014 Share Incentive Plan and Mr. Mokady’s employment agreement, including the acceleration of vesting upon events occurring in connection with a change in control and/or termination as set forth in his employment agreement.

Proposed Resolution

We are proposing that our shareholders approve the payment of the 2015 Compensation Package to Mr. Mokady for 2015, along with the awarding to him of the Equity Grant, via the adoption of the following resolution at the Meeting:

“RESOLVED, that (i) the payment to Mr. Ehud (Udi) Mokady, the Company’s President and Chief Executive Officer, of increased base salary as of January 1, 2015 to $350,000, and (ii) the awarding to Mr. Mokady of a one-time Equity Grant, consisting of (a) options to purchase 125,270 of the Company’s ordinary shares at an exercise price equal to the fair market value of our ordinary shares on the NASDAQ Global Select Market (as determined under the Company’s 2014 Share Incentive Plan and its equity grant policy), and (b) 50,108  restricted share units, subject, in each case, to the terms of the Company’s 2014 Share Incentive Plan and the terms of Mr. Mokady’s employment agreement, and as described in Proposal 2 of the Proxy Statement with respect to the Meeting, be, and the same hereby are, approved.”

Required Vote

The vote required for approval of payment of the 2015 Compensation Package and the awarding of the Equity Grant to Mr. Mokady is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2 (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the payment of the 2015 Compensation Package and the awarding of the Option Grant to our President and Chief Executive Officer pursuant to Proposal 2.

PROPOSAL 3

AMENDMENT OF 2014 SHARE INCENTIVE PLAN TO INCREASE AMOUNT OF ANNUAL AUTOMATIC
 “EVERGREEN” INCREASE IN SHARE POOL

Background

Our compensation committee, Board and management all believe that the effective use of share-based, long-term incentive compensation is vital to our continued ability to recruit, hire and retain the individuals required to successfully execute our business plan and achieve strong performance in the future.  Share-based compensation incentivizes our officers, employees and directors by providing a direct link between compensation and long-term shareholder value creation.  In furtherance of these objectives, our compensation committee and Board have adopted two amendments, or the Plan Amendments, to our 2014 Share Incentive Plan, or the 2014 Plan, each of which is subject to the approval of our shareholders at the Meeting. The first Plan Amendment is described in this Proposal 3, whereas the second Plan Amendment is described in Proposal 4 below.

The first Plan Amendment relates to the so-called “evergreen” provision of the 2014 Plan.  Under this provision, the maximum aggregate number of ordinary shares that may be issued pursuant to awards under the 2014 Plan increases automatically on January 1 of each calendar year, beginning with 2015, by a number of shares equal to the lesser of: (i) an amount determined by our Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 2% of the total number of our ordinary shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 2,000,000 ordinary shares.

The “evergreen” provision of the 2014 Plan is intended to ensure that the 2014 Plan maintains a sufficiently large pool of ordinary shares to enable us to grant share-based compensation on an ongoing basis, without the need to seek shareholder approval of each such increase, which may be costly, time-consuming and inefficient. However, given our continued rapid growth and our current business plan, we believe that the current “evergreen” provision in the 2014 Plan is not sufficient for us to execute our growth plan.  Specifically, the current annual increase by 2% of our outstanding shares as of the previous year-end is not sufficient to keep up with the equity awards that we need to grant in order to properly incentivize our employees, consultants and directors and to continue to attract and retain top-level executive talent.  As a result, our compensation committee and Board have each approved, based on the recommendation of our management, (a) an increase from 2% to 4% in the percentage used for purposes of clause (ii) of the evergreen provision, and (b) an increase from 2,000,000 to 4,000,000 for the absolute number of ordinary shares that appears in clause (iii) of the evergreen provision.

This proposed amendment to the “evergreen” provision of the 2014 Plan requires the approval of our shareholders under the NASDAQ Listing Rules, and we are therefore seeking that approval at the Meeting pursuant to this Proposal 3.

The principal features of the 2014 Plan are summarized under the heading “Management— Share Option Plans—2014 Share Incentive Plan” in the Company’s final prospectus from its recent secondary follow-on offering, filed with the SEC on March 12, 2015. That summary does not contain all information concerning the 2014 Plan. A copy of the complete text of the 2014 Plan, as amended, was filed as Exhibit 10.9 to our Registration Statement on Form F-1 for the IPO (SEC file number 333-196991).

Text of Amendment to 2014 Plan

The text of the proposed amendment to the 2014 Plan reads as follows:

“Section 5.1 of the CyberArk Software Ltd. 2014 Share Incentive Plan is hereby amended such that in clause (b)(ii) thereof, “2%” is deleted and replaced with “4%”, and in clause (b)(iii) thereof, “2,000,000 Shares” is deleted and replaced with “4,000,000 Shares”.”

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the Company’s 2014 Share Incentive Plan, or the 2014 Plan, described in Proposal 3 of the Proxy Statement with respect to the Meeting, which will increase, (i) from 2% to 4%, the percentage of outstanding shares at year-end, and (ii) from two million to four million, the absolute number of ordinary shares, by which the pool of ordinary shares under the 2014 Plan will automatically increase due to the operation of the “evergreen” provision under the 2014 Plan, be, and the same hereby is, approved in all respects.”

Required Vote

The vote required for the approval of the first Plan Amendment, which amends the “evergreen” provision under the 2014 Plan in the manner described in this Proposal 3, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed amendment to the “evergreen” provision under the 2014 Share Incentive Plan.

PROPOSAL 4

ONE-TIME INCREASE IN NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER 2014 SHARE
INCENTIVE PLAN

Background

The second of the proposed amendments to the 2014 Plan, for which we are seeking the approval of our shareholders as required under the NASDAQ Listing Rules, proposes a one-time increase, by 2% of our outstanding ordinary shares as of December 31, 2014—or 610,027 ordinary shares— in the number of shares reserved for issuance under the 2014 Plan.  Following its adoption and amendment by our Board on June 10, 2014 and June 23, 2014, respectively, there were 422,000 shares originally authorized for issuance under the 2014 Plan (subject to increase on an annual basis pursuant to the “evergreen” mechanism described in Proposal 3 above).

As of December 31, 2014, 4,592,724 ordinary shares were issuable under outstanding options and restricted share units, in the aggregate, under all of our option plans (i.e., the 2014 Plan, the 2011 Share Incentive Plan, the 2001 Stock Option Plan and the 2001 Section 102 Stock Option Plan) and 184,261 shares were reserved for future grants under our 2014 Plan, which amount was increased on January 1, 2015 by 610,027 shares pursuant to the “evergreen” mechanism described in Proposal 3 above. While an increase in the annual “evergreen” increase (assuming approval of Proposal 3) will enable us to continue properly incentivizing our management and directors going forward (beginning in 2016), it will not make up the current shortage that we face in our available pool under the 2014 Plan. The second Plan Amendment that we are proposing under this Proposal 4 would increase that available pool on a one-time basis.  Following approval of this Proposal 4 by our shareholders at the Meeting, 1,404,315 ordinary shares would be reserved for future grants under the 2014 Plan (in addition to shares underlying awards that were previously granted under the 2014 Plan which were or will be forfeited during the period from January 1, 2015 through the date of this Meeting and became available for issuance under the 2014 Plan). This second Plan Amendment would enable our Company to continue to use the 2014 Plan for share-based incentive awards until next year’s “evergreen” increase becomes effective.

By increasing the aggregate number of shares authorized for issuance under the 2014 Plan, we believe we will have the flexibility to continue to provide equity incentives in amounts determined appropriate by the compensation committee, our Board and our management, over the course of 2015. If this Proposal 4 is not approved by our shareholders, we anticipate that we will not have sufficient shares available to fund awards under the 2014 Plan in a manner that will enable us to execute our short-term business plan.

Text of Amendments to 2014 Plan

The text of the proposed Plan Amendment described in this Proposal 4 reads as follows:

“Section 5.1 of the CyberArk Software Ltd. 2014 Share Incentive Plan is hereby amended such that following clause (a) thereof, “(a) 422,000 Shares”, the following text shall be added: “plus (b) an increase of 1,220,054 Shares as of January 1, 2015, plus (c) on January 1 of each calendar year commencing in 2016, a number of Shares equal to the lesser of….”

The combined proposed Plan Amendments to Section 5.1 of the 2014 Plan for which we are seeking approval at the Meeting pursuant to Proposal 3 and Proposal 4 appear immediately below:

“5. SHARES.

5.1. The maximum aggregate number of Shares that may be issued pursuant to Awards under this Plan (the “Pool”) shall be the sum of (a) 422,000 Shares, plus (b) an increase of 1,220,054 Shares as of January 1,2015, plus (c) on January 1 of each calendar year commencing in 2016, a number of Shares equal to the lesser of: (i) an amount determined by the Board, if so determined prior to the January 1 of the calendar year in which the increase will occur, (ii) 4% of the total number of Shares outstanding on December 31 of the immediately preceding calendar year, and (iii) 4,000,000 Shares; in all events subject to adjustment as provided in Section 14.1. The Board may, at its discretion, reduce the number of Shares that may be issued under the Plan at any time (provided that such reduction does not adversely impact then outstanding Awards).”

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the amendment to the Company’s 2014 Share Incentive Plan, or the 2014 Plan, that is described and set forth in Proposal 4 to the Proxy Statement with respect to the Meeting, which will increase, on a one-time basis, by 610,027, the number of ordinary shares reserved for issuance under the 2014 Plan be, and the same hereby is, approved in all respects.”

Required Vote

The vote required for the approval of the second Plan Amendment, which is described in this Proposal 4, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed one-time increase in the number of ordinary shares reserved for issuance under the 2014 Share Incentive Plan.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL
REMUNERATION

Background

In July 2014, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, or Kost Forer, was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ending December 31, 2014, and for such additional period until the Meeting. The audit committee of our Board approved the re-appointment of Kost Forer as the Company’s independent auditors. In furtherance of such approval, the Board has nominated Kost Forer once again for re-appointment as the independent auditors of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders.  The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost Forer, as its independent auditors for the year ending December 31, 2015, and its service until the annual general meeting to be held in 2016, and to authorize the Board upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services. The audit committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s independent auditors as provided in the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2013	2014
	(in thousands of U.S. dollars)
Audit fees(1)	$65	$985
Audit-related fees(2)	14	55
Tax fees(3)	55	77
All other fees(4)	-	-
Total	$134	$1,117
_________________
(1)
 “Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC as well as fees related to audits in connection with our initial public offering.

(2)
 “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

(3)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)	“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Proposed Resolutions

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, such re-appointment having been previously approved by the audit committee of the Company’s Board.”

“RESOLVED FURTHER, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the audit committee.”

Required Vote

The approval of Proposal 5 requires the affirmative vote of the holders of a majority of the ordinary shares present, in person or by proxy, and voting on the proposal (excluding abstentions).

Board Recommendation

The Board unanimously recommends that you vote “FOR” (i) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014 will be presented. A copy of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (including the audited consolidated financial statements for the year ended December 31, 2014) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.cyberark.com. Alternatively, you may request a printed copy of the Annual Report by via fax to our Corporate Secretary, Donna Rahav at +972-3-924 0111.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2015 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s final prospectus from its recent secondary follow-on offering, filed with the SEC on March 12, 2015, is also available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.cyberark.com.

 The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Gadi Tirosh, Chairman of the Board of Directors

Petach Tikva, Israel

May 13, 2015